

March 24, 2011

<u>Via E-mail</u>
Robert B. McIntosh
Executive Vice President, General Counsel and Secretary
Rock-Tenn Company
504 Thrasher Street
Norcross, Georgia 30071

      **Re:    Rock-Tenn Company**
               **Registration Statement on Form S-4**
               **Filed February 25, 2011**
               **File No. 333-172432**

Dear Mr. McIntosh:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page of Joint Proxy Statement/Prospectus

1. Please quantify the per-share and aggregate consideration here and on page seven. Additionally, clarify that the amount of cash and shares received as part of the merger consideration is subject to possible adjustment based on the number of Smurfit-Stone stockholders exercising their appraisal rights.

2. In this regard, we note disclosure describing the exchange ratio as being fixed.  We also note, however, disclosure indicating that the effective share exchange ratio will change depending on the number of Smurfit-Stone stockholders exercising appraisal rights.  For example, we note the first risk factor on page 28.  Please revise here, the second paragraph on page eight and where appropriate to clarify the apparent inconsistency.

Summary, page 6

3.  Please revise the second full paragraph on page nine, or where you first address Smurfit-Stone's history, to briefly discuss the background of the bankruptcy.

4.  Please revise pages 10 and 11 to quantify to the extent practicable the financial advisors' estimated payments currently referenced by "portion" and "significant portion."

5.  Please revise Financing on page 12, risk factors and where appropriate to briefly address the potential impact of and the companies' plans with respect to a failure to obtain the financing.

Comparative Market Price and Dividend Information, page 22

6.  Please revise your disclosure to present the high and low sales prices for Smurfit-Stone Common Stock for each quarterly period within the two most recent fiscal years in accordance with Item 201(A)(1) of Regulation S-K.

7.  In this regard, we note that you have only included the market price of Smurfit-Stone's common stock for the quarters following its merger with its former parent company as part of its bankruptcy reorganization.  Please provide the market price and cash dividend information for Smurfit-Stone's former parent company's common stock for the same periods presented for RockTenn, with appropriate accompanying disclosure describing this approach.

Risk Factors, page 28

8.  We note your statement in the first risk factor on page 28 regarding the risks associated with changes in RockTenn's common stock price.  Consider revising this risk factor, or elsewhere as appropriate, to clarify the separate risks associated with a drop in the value of the stock component of the merger consideration, as well as the risk that the cash component could be effectively reduced if RockTenn's common stock price drops and dissenting stockholders exercising appraisal rights results in a substitution of additional RockTenn common shares for part of the cash consideration.

9.  We note your disclosure regarding the review by the PBGC of Smurfit-Stone's pension benefit plans.  In the appropriate location in your registration statement, please provide information on the current status of such review and clarify the meaning of the PBGC's "review" of the merger.

10. We note your disclosure in the first full risk factor on page 31 regarding the limitations that changes of control put on utilization of NOLs.  Please provide quantified disclosure to the extent practicable regarding such limitations on the use of NOLs arising directly from the consummation of the merger discussed in the registration statement.

11. Please quantify the financial covenants referenced in the first risk factor on page 33.

The Merger, page 37

12. Please identify the "representatives of Smurfit-Stone senior management" described in the second paragraph of page 38.

13. Please expand your disclosure of the background of the merger to discuss the activities of RockTenn's board of directors and management leading up to the initial call from Wells Fargo Securities to Mr. Foster on December 21, 2010, as well as any other activities preceding the January 4, 2011 board meeting described on page 39.

14. Where you discuss negotiations between the parties, please revise to disclose in quantified disclosure where available the material terms that were discussed. For example, we note the references to "its proposal" and "the proposed transaction" on page 39, without an explanation of what the material terms were of the proposal at that time.

15. We note the reference in the first paragraph of page 40 to the "potential financing source for RockTenn." Please disclose the identity of this source to the extent they have committed to providing financing for this merger transaction. To the extent such financing source was not engaged; please disclose the circumstances by which RockTenn came to choose the current financing sources.

16. Please describe here, or elsewhere as appropriate, the method of selection of Wells Fargo Securities and Lazard as discussed in this section. See Item 1015(b)(3) of Regulation M-A.

17. We note your reference in the fourth bullet point on page 50 to discussions between Wells Fargo Securities and the management of Smurfit-Stone. Please revise your discussion in this section to describe this meeting.

18. Please revise here or where appropriate to briefly discuss if and how internal controls over financial reporting may materially change as a result of the transaction.

Financial and Other Considerations Supporting the Transaction, page 46

19. Please provide the basis for the special committee's and board of directors' belief that the merger agreement and the transactions contemplated thereby "were more favorable to Smurfit-Stone stockholders than other strategic transactions reasonably available" in light of the special committee's decision not to contact Party A or to solicit other offers, as disclosed in the third paragraph of page 40.

Opinion of Financial Advisor to the RockTenn Board of Directors, page 49

20. Although we note the language included in the first full paragraph of page 52 that the various analyses performed were taken "as a whole" to determine fairness, please indicate your conclusion for each analysis presented as to whether such analysis contributed positively, negatively or neutrally to Wells Fargo Securities' overall determination of the fairness of the merger consideration to be paid by RockTenn.

21. We note on page 53 the multiples used by Wells Fargo Securities when conducting its comparable company analysis based on EV/estimated CY 2011 EBITDA and AEV/estimated CY 2011 EBITDA. Please also disclose what consideration, if any, Wells Fargo Securities gave to the multiple described in the tabular disclosure for Smurfit-Stone when determining the multiples actually used.

22. In this regard, when the multiple used in the analyses discussed in this section and under Opinion of Financial Advisor to the Smurfit-Stone Board of Directors, starting on page 58, do not directly reflect the range described for such analysis (or no range is discussed for such analysis), please provide more detailed disclosure on how the relevant financial advisor determined the multiple it would use.

23. We note that you have not discussed the financial multiples using CY 2012 EBITDA or the price/earnings multiples included in your tabular disclosure on page 53 or page 56. Please revise to describe Wells Fargo Securities' analysis of such multiples to the extent such analysis was material in formulating the fairness opinion.

24. Please briefly describe the "certain of the results" Wells Fargo Securities analyzed in its selected transactions analysis, starting on page 53.

25. Please revise your disclosure to provide the list of transactions utilized in Wells Fargo Securities' premiums paid analysis.

26. Please revise your disclosure regarding the premiums paid analysis to clarify to what extent the "one day prior," "one week prior" and "four weeks prior" data was used in deriving the implied illustrative range of value indications for Smurfit-Stone's common stock.

27. Please define "after-tax unlevered free cash flows" as used in the last paragraph of page 54.

28. We note the differences in the list of comparable companies listed for Smurfit-Stone and RockTenn on pages 52 and 55, respectively. In light of such lists' indication that RockTenn and Smurfit-Stone are comparable companies, please provide additional detail on why the companies included in these lists differ.

29. In this regard, please also revise to provide additional detail for Lazard's selection of comparable companies as described on pages 62 and 65.

30. Please quantify the amount of the fee to be paid to Wells Fargo Securities that is contingent upon the consummation of the merger.

31. Please also provide quantitative disclosure of the fees paid or to be paid to Wells Fargo Securities and its affiliates in the various transactions with RockTenn described in the last paragraph of page 57. If such information is not available or would require unreasonable effort or expense to obtain, please revise your disclosure to provide an explanation of the reasons why such additional information is unavailable.

Opinion of Financial Advisor to the Smurfit-Stone Board of Directors, page 58

32. We note the statement in the first paragraph of page 59 that Lazard did not conduct any independent valuation or appraisal concerning the fair value of Smurfit-Stone or RockTenn. Please reconcile this statement with Lazard's conclusion as to the fairness of the merger consideration and the analyses performed to determine whether such merger consideration was fair.

33. We note that Lazard used the weighted average cost of capital analysis of selected public companies, rather than of Smurfit-Stone, to formulate its discount rates. Please provide additional disclosure on the reasoning behind this approach.

34. Please define "standalone unlevered free cash flows" as used in the first paragraph of page 61 and distinguish it from your use in the same paragraph of the terms "net unlevered free cash flows" and "unlevered free cash flows."

35. Please revise to clarify Lazard's selection of multiples in connection with its selected comparable companies analysis, starting on page 61. In this regard, clarify how the multiples used in the last two paragraphs of this section were derived and why they differ between the EBITDAP and EBIDTA analyses. Furthermore, provide the range and median comparable company multiples used in the EBIDTA analysis.

36. In the interest of enhanced disclosure, please revise to provide additional detail on why the equity discount rate described under Present Value of Hypothetical Future Stock Prices Analysis, on pages 64 and 66, differs from the discount rate described in the first paragraph of page 61.

37. Please revise to clarify the period of time associated with the per share target prices you describe in the penultimate paragraph of page 64. Also disclose the date range over which such targets were released by the analysts.

38. Please provide a list of the transactions used in Lazard's premiums paid analysis.

39. In this regard, also clarify what factors were used in determining whether such transactions were "relevant," as such term is used in the first sentence under Premiums Paid Analysis on page 64.

40. Please provide more detailed disclosure on the difference between the comparable companies and the companies used as "additional reference points," as described starting on page 65.

Financial Projections, page 68

41. We note your disclosure regarding the use of "synergies projections" and "NOL projections" prepared by RockTenn in various analyses conducted by one or both of the financial advisors. Please revise your disclosure in this section to disclose such projections or cross reference to page 74 or where appropriate.

Reconciliation to Projected GAAP Financial Measure, page 72

42. Please remove the financial statement data that presents the combined predecessor and successor results for the twelve month period ending December 31, 2010 or tell us why you believe presentation of such information is appropriate.

Interests of Smurfit-Stone Directors and Executive Officers in the Merger, page 75
Smurfit-Stone Employment Arrangements, page 75

43. Please provide us with copies of the employment security agreements with Messrs. Denton, Exner, Knudsen, O'Bryan and Oswald, described in the first full paragraph on page 76.

Director and Officer Indemnification and Insurance, page 78

44. Please revise to disclose the term of the indemnification and insurance coverage provided in the merger agreement for Smurfit-Stone directors and officers.

Regulatory Approvals Required for the Merger, page 78
United States Antitrust Laws, page 78

45. We note the third paragraph of this section where you indicate that you may make changes to the terms and conditions of the merger not contemplated as of the date of your registration statement and that "[n]o RockTenn shareholder approval or Smurfit-Stone stockholder approval is expected to be required or sought for any such decision." Please reconcile this statement with your undertaking in the first paragraph of page 14 to resolicit proxies under certain circumstances.

United States Federal Income Tax Consequences of the Merger, page 84

46. We are unclear on what effect, if any, a material difference between (a) the actual amount received by dissenting stockholders and the $35 assumed amount and between (b) the actual value of RockTenn's common stock at the effective time of the merger and $57.18 assumed amount, would have on the treatment of this transaction as a tax free reorganization as described in this section. Please advise or revise.

Description of Debt Financing, page 106

47. Please provide us with a copy of the commitment letter described in this section.

Unaudited Pro Form Condensed Combined Financial Statements
Notes to the Unaudited Pro Form Condensed Combined Financial Statements
Note 1.  Basis of Presentation, page 123

48. Please revise your disclosure to discuss any intangible assets that did not meet the criteria for recognition apart from goodwill and provide a qualitative description of the factors that make up the goodwill recognized pursuant to FASB ASC 805-30-50-1(a).

Note 2.  Condensed Combined Pro Forma Balance Sheet Adjustments, page 125

49. We reviewed your pro forma adjustments and it is unclear how adjustment (h) is appropriate.  Pro forma adjustments shall give effect to events that are directly attributable to the transaction, factually supportable, and expected to have a continuing impact.  Accordingly, please revise to remove the adjustment from the face of the pro forma financial statements.  If you continue to believe your adjustment is appropriate, please provide a detailed explanation supporting your conclusion and justify how the adjustment is directly attributable to the transaction, factually supportable, and expected to have a continuing impact.

Where You Can Find More Information, page 140
RockTenn SEC Filings, page 140

50. Please also incorporate by reference the current report on Form 8-K filed on January 31, 2011.

Exhibits

51. Please confirm that you do not have any instruments defining the rights of security holders, including indentures, that exceed the 10 percent threshold described in Item 601(b)(4)(iii)(A) of Regulation S-K.

52. Please advise if Rock-Tenn anticipates filing restated or currently effective articles of incorporation. It appears that your current articles date from 1994.

<u>Smurfit-Stone's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010.</u>

<u>Management's Discussion and Analysis, page 30</u>
<u>General</u>

53. Please revise to provide a more detailed assessment of Smurfit-Stone's financial condition, liquidity and capital resources in light of the bankruptcy and revised financing arrangements. This should include a long-term assessment of liquidity needs and resources. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

<u>Combined Net Sales, page 40</u>

54. We note that you have provided a discussion of "combined" financial data for the predecessor period ended June 30, 2010 and the successor period ended December 31, 2010. Please note that it is inappropriate to merely combine information for those periods. You should consider whether your discussion of the historical results of operations should be supplemented by a discussion based upon pro forma financial information to reflect your emergence from bankruptcy that occurred on June 30, 2010. If you determine that a supplemental discussion is appropriate, then the pro forma financial information should be presented in a format consistent with Article 11 of Regulation S-X. A determination as to whether a discussion of the historical financial statements should be supplemented with a discussion based on pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made, and the overall meaningfulness the supplemental discussion. Please note that pro forma results should not be discussed in isolation and should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.

<u>Exhibits</u>

55. We note that Exhibit 10.1 has been incorporated by reference into this filing. Please note that the order granting confidential treatment to portions of that exhibit was only granted through February 22, 2011. Please amend Smurfit-Stone's Form 10-K to provide such agreement in full.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director